June 11, 2024

VIA EDGAR

Chad Eskildsen

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting

100 F Street, NE

Washington, DC 20549

Re:	Goldman Sachs Trust (811-05349) (the “Registrant”) — Review of Annual Report Disclosures

Dear Mr. Eskildsen:

This letter responds to a comment you provided to Brenden Carroll of Dechert LLP on Wednesday, May 15, 2024, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of the annual report filed on Form N-CSR and other filings for the Goldman Sachs Commodity Strategy Fund, a series of the Registrant (the “Fund”), relating to the fiscal year ended December 31, 2023. We have reproduced your comment below, followed by our response.

Comment: Item B.22 of the Fund’s Form N-CEN for the fiscal year ended December 31, 2023, indicates that the Fund had a net asset value (“NAV”) error during the reporting period. However, the Staff did not locate disclosure in the financial statements related to such error. Please describe the nature and circumstances of the error, associated internal control implications, mitigating actions and amounts reimbursed, if any. In addition, if amounts have been reimbursed, please explain, citing applicable U.S. GAAP, Regulation S-X and other accounting guidance, why the Fund has not disclosed these reimbursement amounts in its financial statements.

Response: The NAV error identified in Item B.22 of the Fund’s Form N-CEN was caused by using stale prices for certain total return swaps held by the Fund during the reporting period. The Fund’s accounting agent (“Fund Accounting Agent”) had challenged the daily prices it received from a pricing service for these total return swaps because the prices were unchanged from the prior day. The pricing service confirmed the prices. The Fund’s sub-adviser subsequently questioned these stale prices and it was determined that they were incorrect. The NAV error resulted in the reprocessing of shareholder redemptions on a single day during the reporting period because the error exceeded the fifty basis point threshold outlined in the Fund’s error correction procedures, which resulted in a net loss to the Fund of approximately $6,100. Subsequently, both the Fund Accounting Agent and the pricing service took remedial action, including enhancing their existing internal controls surrounding pricing verifications, where determined appropriate. The NAV error did not result in any reimbursement to the Fund and, therefore, no disclosure was included in the Fund’s financial statements for the reporting period.

* * *

June 11, 2024

Please do not hesitate to contact Brenden P. Carroll of Dechert LLP (202.261.3458) with any questions or comments concerning this correspondence.

Very truly yours,

/s/ Joseph F. DiMaria
Treasurer, Principal Financial Officer and Principal Accounting Officer Goldman Sachs Trust

cc:	Robert Griffith, Goldman Sachs Asset Management

Shane Shannon Goldman Sachs Asset Management

Peter W. Fortner, Goldman Sachs Asset Management

Brenden P. Carroll, Dechert LLP

Abel Araya, Dechert LLP